Exhibit 99.1 - Stantec Inc.’s Management's Discussion and Analysis

Management’s Discussion and Analysis
November 3, 2021
This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter and the three quarters ended September 30, 2021, dated November 3, 2021, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter and the three quarters ended September 30, 2021, and the Management’s Discussion and Analysis (MD&A) and audited consolidated financial statements and related notes included in our 2020 Annual Report filed on February 24, 2021.

Our unaudited interim consolidated financial statements and related notes for the quarter and the three quarters ended September 30, 2021, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2020, except for applying the indirect method to the consolidated statements of cash flows, a change from the direct method previously applied. Amendments to accounting standards disclosed in our December 31, 2020, audited consolidated financial statements (incorporated here by reference) did not have an impact on the Company’s consolidated financial statements or accounting policies for the quarter ended September 30, 2021. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.
Business Model and Strategic Plan
Stantec is a global leader in sustainable design and engineering with 22,000 employees that operate out of 350 locations around the world. We design with community in mind and are well positioned to help clients around the world address the impacts of climate change, urbanization, emerging macroeconomic drivers, and technology shifts.

We have strong expertise across the buildings, energy and resources, environmental services, infrastructure, and water sectors. Key components of our business model are geographic diversification; service diversification; focus on the higher-margin, lower-risk design phase of buildings, energy, infrastructure, and water projects; and providing professional services in all phases of the project life cycle.

Our vision is to be a top 10 global design firm that maximizes long-term, sustainable value. We aim to grow and     diversify sustainably for the benefit of our clients, employees, and shareholders. We will do this through a client-centric framework with four value creators: Excellence, Innovation, People, and Growth. Please see pages M-1 to M-5 of Stantec’s 2020 Annual Report for further details on our business model and strategic plan.

Management’s Discussion and Analysis September 30, 2021	M-1	Stantec Inc.

Strategic Acquisitions Completed in 2021 and 2020
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Buildings	Energy & Resources	Environmental Services	Infrastructure	Water
Canada
Teshmont Consultants LP (Teshmont)	October 2020	Winnipeg, Manitoba	63		●
United States
Wenck	December 2020	Minneapolis, Minnesota	300			●
Global
AGEL adviseurs (AGEL)	December 2020	Oosterhout, Netherlands	75			●
GTA Consultants (GTA)	March 2021	Melbourne, Australia	135				●
Engenium	May 2021	Perth, Australia	170		●
Paleo Solutions	September 2021	Los Angeles, California	65			●

Cardno Acquisition
On October 21, 2021, we entered into share purchase agreements (the “Cardno Acquisition”) to acquire the North America and Asia Pacific engineering and consulting groups (“the Select Assets”) of Cardno Limited (Cardno). Under the terms of the Cardno Acquisition, Stantec will acquire the Select Assets for aggregate cash consideration of US$500 million (approximately $620 million), subject to possible price adjustments for final delivered values of net working capital and net debt relative to estimated amounts. Completion of the Cardno Acquisition remains subject to Cardno shareholders voting in favor of the acquisition, Cardno having completed a pre-sale restructure to transfer its International Development business outside of the Select Assets, all waiting periods to consummate the acquisition under the Hart- Scott-Rodino Act having expired or been terminated, and Defense Counterintelligence and Security Agency of the U.S. Department of Defense having approved the Cardno Acquisition for the purposes of applicable foreign investment laws in the United States. The acquisition will be funded with existing funds and credit facilities, and is expected to close before the end of 2021.

The acquisition of the Select Assets of Cardno will include approximately 1,500 team members in North America, primarily in the US, and 1,250 team members in Asia Pacific, primarily in Australia and New Zealand—across 85 office locations. The acquisition will augment Stantec’s position as a leader in sustainability, growing our US Environmental Services practice by more than 60%, and will bolster our exposure to global stimulus spending in key geographies. Our presence in Australia will nearly double, and we will achieve a fully diversified platform in Australia and New Zealand regions.

Business Update – COVID-19 Pandemic
Now into the second year of the pandemic, we have acclimatized to the new norm and new ways of working with our clients and with each other. As vaccines are rolled out, there is growing optimism that the increased protection offered by vaccines will gradually decrease the pandemic restrictions. Efforts are now in place to transition to the post- pandemic working environment. While certain locations remain in various stages of restrictions, the majority of our offices are now open across North America and internationally and staff are in the process of transitioning back to the offices following local office re-entry plans and protocols. Preparations to comply with the US Federal Government vaccine mandate are in progress; we will be compliant by the December 8, 2021 deadline. As demonstrated by our

Management’s Discussion and Analysis September 30, 2021	M-2	Stantec Inc.

performance in 2020 and the first three quarters of 2021, the ongoing pandemic is not impeding our growth or financial aspirations. We continue to see opportunities emerge within the sectors we serve as certain jurisdictions begin introducing or accelerating infrastructure and other stimulus programs—and we remain well-positioned to capitalize on them.

Q3 2021 Financial Highlights

	For the quarter ended September 30,				For the three quarters ended September 30,
	2021		2020		2021		2020
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,168.3	125.2%	1,177.9	128.5%	3,391.5	124.7%	3,604.0	127.7%
Net revenue	932.9	100.0%	916.5	100.0%	2,719.9	100.0%	2,822.8	100.0%
Direct payroll costs	425.9	45.7%	437.4	47.7%	1,263.2	46.4%	1,347.3	47.7%
Gross margin	507.0	54.3%	479.1	52.3%	1,456.7	53.6%	1,475.5	52.3%
Administrative and marketing expenses	353.2	37.9%	324.1	35.4%	1,036.0	38.1%	1,035.4	36.7%
Other	2.7	0.2%	(1.8)	(0.2%)	(5.6)	(0.2%)	8.1	0.3%
EBITDA from continuing operations (note)	151.1	16.2%	156.8	17.1%	426.3	15.7%	432.0	15.3%
Depreciation of property and equipment	13.8	1.5%	14.3	1.6%	40.4	1.5%	43.7	1.5%
Depreciation of lease assets	26.4	2.8%	29.6	3.2%	79.6	2.9%	89.8	3.2%
(Reversal) impairment of lease assets	(1.7)	(0.2%)	0.2	0.0%	(4.3)	(0.2%)	11.9	0.4%
Amortization of intangible assets	15.0	1.6%	13.6	1.5%	42.0	1.5%	41.4	1.5%
Net interest expense	9.6	1.0%	11.5	1.3%	29.5	1.2%	39.0	1.4%
Income taxes	18.0	2.0%	25.5	2.7%	55.0	2.0%	62.0	2.2%
Net income from continuing operations	70.0	7.5%	62.1	6.8%	184.1	6.8%	144.2	5.1%
Net income from discontinued operations	—	0.0%	—	0.0%	—	0.0%	10.2	0.4%
Net income	70.0	7.5%	62.1	6.8%	184.1	6.8%	154.4	5.5%
Basic earnings per share (EPS) from continuing operations	0.63	n/m	0.55	n/m	1.65	n/m	1.29	n/m
Diluted EPS from continuing operations	0.63	n/m	0.55	n/m	1.65	n/m	1.29	n/m
Adjusted EBITDA from continuing operations (note)	156.0	16.7%	158.2	17.3%	431.7	15.9%	440.4	15.6%
Adjusted net income from continuing operations (note)	80.4	8.6%	69.9	7.6%	206.1	7.6%	181.9	6.4%
Adjusted diluted EPS from continuing operations (note)	0.72	n/m	0.62	n/m	1.85	n/m	1.62	n/m
Dividends declared per common share	0.165	n/m	0.155	n/m	0.495	n/m	0.465	n/m
note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of the 2020 Annual Report and this MD&A). Comparative EBITDA and adjusted EBITDA figures have been reclassified due to a realignment made to the Definitions included in the 2020 Annual Report.
n/m = not meaningful

Q3 2021 compared to Q3 2020
We achieved record adjusted diluted EPS of $0.72 in Q3 2021, reflecting a $0.10 per share or 16.1% increase from $0.62 in Q3 2020. Net revenue generation continued to strengthen as we emerge from the pandemic. We have remained focused on driving increased earnings from improvements made to our gross margin, the ongoing execution of our 2023 Real Estate Strategy, which is on track to meet our 2021 cost saving target of $0.10 per share, lower interest expense from improved working capital management and the issuance of our Senior Notes in October

Management’s Discussion and Analysis September 30, 2021	M-3	Stantec Inc.

2020, and reduced taxes from our implementation of tax optimization strategies. These efforts contributed to a considerable adjusted net income margin increase to 8.6% of net revenue.

The Canadian dollar has strengthened considerably relative to the US dollar, with the average exchange rate shifting from $1.34 to $1.26, in Q3 2020 compared to Q3 2021 ($1.36 to $1.25 year to date). This reduced Q3 net revenues by $25.4 million ($115.9 million year to date). Stantec further estimates that the impact to adjusted EBITDA, adjusted net income and adjusted diluted EPS was approximately $2.5 million, $1.0 million and $0.01, respectively (approximately $13.8 million, $6.2 million, and $0.06 year to date).
•Net revenue, on a constant currency basis, was in line with expectations, increasing 5.0%, or $45.8 million, compared to Q3 2020; including the effects of foreign exchange, net revenue increased $16.4 million. Organic revenue growth was 3.3% without the impact of the descoped role on the Trans Mountain Expansion Project (TMEP) reflecting strong organic growth achieved in both Canada and Global, while the US is demonstrating positive progress towards growth as the market continues to recover. Overall, organic net revenue and acquisition net revenue grew 1.4% and 3.6% respectively.
•Gross margin increased $27.9 million or 5.8% to $507.0 million as a result of solid project execution and shifts in project mix. As a percentage of net revenue, gross margin increased 200 basis points to 54.3% from 52.3%.
•Adjusted EBITDA from continuing operations was $156.0 million, representing 16.7% of net revenue compared to $158.2 million or 17.3% of net revenue in the prior period. Increased gross margin was offset by higher administrative and marketing expenses, which included a $5.0 million impact from revaluing share-based compensation plans due to an increase in our share price (54 basis points as a percentage of net revenue).
•Net income increased 12.7%, or $7.9 million, to $70.0 million, and diluted EPS from continuing operations increased 14.5%, or $0.08, to $0.63, mainly due to gross margin growth, lower net interest and depreciation, reflecting progress on the 2023 Real Estate Strategy, and income tax.
•Adjusted net income grew 15.0%, or $10.5 million, to $80.4 million, representing 8.6% of net revenue, and adjusted diluted EPS increased 16.1% to $0.72 from $0.62 in Q3 2020.
•Contract backlog increased 7.1%, 7.0% organically, from December 31, 2020, to $4.7 billion at September 30, 2021. Organic backlog growth was achieved in our Buildings, Energy & Resources and Environmental Services business units—with Energy & Resources and Environmental Services achieving organic backlog growth of more than 30% and 40%, respectively. Backlog drew down in Infrastructure as public clients continue to wait for US infrastructure stimulus, and in Water as the ramp up in work continues on Global water frameworks. Contract backlog represents approximately 12 months of work.
•Operating cash flows from continuing operations decreased 38.3% to inflows of $101.0 million compared to $163.8 million in the prior period, primarily relates to a reduction in cash receipts due to the timing of collections and foreign exchange impacts.
•Net debt to adjusted EBITDA (on a trailing twelve-month basis) at September 30, 2021 is 0.8x, remaining below our annual target range of 1.0x to 2.0x.
•Days sales outstanding (DSO) was 81 days, reflecting a 1-day improvement from 82 days at September 30, 2020.
•We completed the acquisition of Paleo Solutions, a 65-person US-based firm specializing in paleontological and archaeological services within the Environmental Services operations, on September 30, 2021.
•On October 21, 2021, we entered into share purchase agreements to acquire Select Assets from Cardno for US$500 million (approximately $620 million). This acquisition is expected to close before the end of 2021.
•On October 29, 2021, we amended our syndicated credit facility agreement to include sustainability-linked metrics and extend the maturity dates of our revolving credit facilities and term loans.
•On November 1, 2021, we deepened our energy transition expertise in the Netherlands with the acquisition of Driven by Values B.V. (Driven by Values), a 28-person firm.

Management’s Discussion and Analysis September 30, 2021	M-4	Stantec Inc.

•On November 3, 2021, our Board of Directors declared a dividend of $0.165 per share, payable on January 18, 2022, to shareholders of record on December 31, 2021.

Year-to-date Q3 2021 compared to year-to-date Q3 2020
•Net revenue, on a constant currency basis, increased 0.6% or $17.5 million compared to 2020 year to date; including the effects of foreign exchange, net revenue decreased $102.9 million. Without the impact of our descoped role on TMEP, organic revenue would have a slight retraction of 0.8%, with the slower US recovery offsetting mid-single digit organic growth in Canada and Global. Overall, organic net revenue retracted 2.4% and acquisition net revenue grew 3.0%.
•Solid project performance and shifts in project mix drove a gross margin increase of 1.3%, as a percentage of net revenue, from 52.3% to 53.6%.
•We achieved adjusted EBITDA from continuing operations of $431.7 million, representing 15.9% of net revenue compared to $440.4 million or 15.6% of net revenue in the prior period. Increased gross margin was partly offset by higher administrative and marketing expenses, which included a $14.3 million impact from revaluing share-based compensation plans due to an increase in our share price (53 basis points as a percentage of net revenue)
•Net income from continuing operations increased 27.7%, or $39.9 million, to $184.1 million, and diluted EPS increased by 26.9%, or $0.35, to $1.65, mainly due to gross margin growth, lower net interest and depreciation, reflecting progress on the 2023 Real Estate Strategy, and income taxes. As well, non-cash transactions contributed positive impacts of an unrealized fair value gain of $9.1 million on equity securities and an impairment reversal of $4.3 million on lease assets, compared to an unrealized fair value loss of $4.5 million and an impairment charge of $11.9 million in the prior period.
•We achieved an increase in adjusted net income of 13.3%, or $24.2 million, to $206.1 million, growing to 7.6% of net revenue compared to 6.4% in the prior period, and adjusted diluted EPS increased 14.2%, or $0.23, to $1.85.
•Operating cash flows from continuing operations decreased 36.5% to inflows of $234.9 million compared to $369.9 million in the prior period, primarily reflecting the impact of the year-over-year change in revenues and corresponding cash receipts, including the effects of foreign exchange.

Management’s Discussion and Analysis September 30, 2021	M-5	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2021	2020	2021	2020
Net income from continuing operations	70.0	62.1	184.1	144.2
Add back:
Income taxes	18.0	25.5	55.0	62.0
Net interest expense	9.6	11.5	29.5	39.0
(Reversal) impairment of lease assets	(1.7)	0.2	(4.3)	11.9
Depreciation and amortization	55.2	57.5	162.0	174.9

EBITDA from continuing operations	151.1	156.8	426.3	432.0
Add back (deduct) pre-tax:
Unrealized loss (gain) on equity securities	0.3	(2.5)	(9.1)	4.5
COVID-related expenses	—	3.9	—	3.9
Acquisition, integration, and restructuring costs (note 5)	4.6	—	14.5	—

Adjusted EBITDA from continuing operations	156.0	158.2	431.7	440.4

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2021	2020	2021	2020
Net income from continuing operations	70.0	62.1	184.1	144.2
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (note 1)	7.9	6.6	21.1	20.6
Unrealized loss (gain) on equity securities (note 2)	0.1	(1.8)	(7.0)	3.2
(Reversal) impairment of lease assets (note 3)	(1.3)	0.2	(3.3)	8.5
COVID-related expenses (note 4)	—	2.8	—	2.8
Acquisition, integration, and restructuring costs (note 5)	3.7	—	11.2	2.6

Adjusted net income from continuing operations	80.4	69.9	206.1	181.9
Weighted average number of shares outstanding - basic	111,076,831	111,898,810	111,249,043	111,537,905
Weighted average number of shares outstanding - diluted	111,545,984	112,403,434	111,664,717	111,957,863

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	0.72	0.62	1.85	1.63
Adjusted earnings per share - diluted	0.72	0.62	1.85	1.62
See the Definitions section of the 2020 Annual Report and this MD&A for our discussion of non-IFRS measures used.
note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended September 30, 2021, this amount is net of tax of $2.0 (2020 - $2.6). For the three quarters ended September 30, 2021, this amount is net of tax of $6.3 (2020 - $8.3).
note 2: For the quarter ended September 30, 2021, this amount is net of tax of $0.2 (2020 - $(0.7)). For the three quarters ended September 30, 2021, this amount is net of tax of $(2.1) (2020 - $1.3).
note 3: For the quarter ended September 30, 2021, this amount is net of tax of $(0.4) (2020 - nil). For the three quarters ended September 30, 2021, this amount is net of tax of $(1.0) (2020 - $3.4).
note 4: For the quarter and three quarters ended September 30, 2021, this amount is net of tax of nil (2020 - $1.1)
note 5: The add back of other costs primarily relates to integration expenses associated with our acquisitions and reorganization tax expenses. For the quarter ended September 30, 2021, this amount is net of tax of $0.9 (2020 - nil). For the three quarters ended September 30, 2021, this amount is net of tax of $3.3 (2020 included a reorganization tax expense of $2.6).

Management’s Discussion and Analysis September 30, 2021	M-6	Stantec Inc.

Financial Targets
In Q2 2021, based on our financial performance and the outlook for the balance of 2021, we revised our targets contained within the earnings guidance and outlook previously provided in the Outlook section of our 2020 Annual Report (incorporated here by reference). These included raising our guidance for adjusted EBITDA and adjusted net income margin ranges, growth in adjusted diluted earnings per share as well as the adjusted ROIC target. Certain of our other expectations were also revised. Refer to our Q2 2021 MD&A (incorporated here by reference) for a discussion on the revisions made to our targets and other expectations.

(In millions of Canadian dollars, unless otherwise stated)	Revised 2021 Annual Range	For the three quarters ended September 30, 2021
Targets
Adjusted EBITDA as % of net revenue (note)	15.0% to 16.0%	15.9%
Adjusted net income as % of net revenue (note)	At or above 6.8%	7.6%
Adjusted diluted EPS growth	4% to 7%	14.2%
Adjusted ROIC (note)	At or above 10.0%	(note)
In setting our targets and guidance, the average value for the US dollar is assumed to be $1.22 and for the GBP to be $1.72 for the remainder of the year.
note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted return on investment capital (ROIC) are non-IFRS measures discussed in the Definitions section of the 2020 Annual Report and this MD&A. Adjusted ROIC is calculated annually at the end of the year.

Outlook
We are reaffirming our guidance as provided in the Outlook section of our Q2 2021 MD&A (incorporated here by reference), other than our 2021 effective tax rate (see below). The targets and guidance were based on the assumption of a continued gradual global recovery and recognized that adjustments may need to be considered if the pace of economic recovery significantly differed from our expectations. We have been able to successfully navigate the ongoing pandemic by capitalizing on the diversity of our practice and the focused management of our whole business. As such, we expect our business will continue to demonstrate resilience and that our organic net revenue growth in 2021 will be in the range of 1% to 5%.

We continue to refine our 2021 effective tax rate based on the implementation of our tax planning strategy, as well as from updates and adjustments made to our earlier projections, certain estimates, and mix of earnings from foreign jurisdictions we operate in. Based on those factors and as we continue to evaluate our tax position, we have revised our expected 2021 effective tax rate (without discrete transactions) to be in the range of 22.0% to 23.0%, a change from our previously projected range of 23.3% to 24.8% provided in Q2 2021.

The above targets do not include any future acquisitions, including Cardno.

Management’s Discussion and Analysis September 30, 2021	M-7	Stantec Inc.

Financial Performance
The following sections outline specific factors that affected the results of our operations in the third quarter of 2021 and Q3 2021 year to date.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 75% of our gross revenue in foreign currencies, primarily in US dollars and British pounds (GBP). Fluctuations in these currencies had a net $29.4 million negative impact on our net revenue results in Q3 2021 compared to Q3 2020 and a $120.4 million negative impact year to date in 2021 compared to 2020, as further described below:
•The US dollar averaged $1.34 in Q3 2020 and $1.26 in Q3 2021—a 6.0% decrease. The US dollar averaged $1.36 year to date in 2020 and $1.25 year to date in 2021—an 8.1% decrease. The weakening US dollar compared to the Canadian dollar had a negative effect on gross and net revenues.
•The British pound averaged $1.72 in both Q3 2020 and year to date in 2020, and $1.74 in Q3 2021 and $1.73 year to date in 2021—a slight increase with limited impact on gross and net revenues.
Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

	Gross Revenue		Net Revenue
	Quarter Ended Sep 30,		Quarter Ended Sep 30,
(In millions of Canadian dollars, except percentages)	2021	2020	2021	2020	Q3 21 Organic Growth (Retraction) %
Canada	316.1	316.2	274.4	270.2	1.1%
United States	608.6	652.4	459.6	479.2	(1.8%)
Global	243.6	209.3	198.9	167.1	10.6%
Total	1,168.3	1,177.9	932.9	916.5	1.4%

	Gross Revenue		Net Revenue
	Three Quarters Ended Sep 30,		Three Quarters Ended Sep 30,
(In millions of Canadian dollars, except percentages)	2021	2020	2021	2020	Q3 YTD 21 Organic Growth (Retraction) %
Canada	921.5	920.0	808.5	807.1	(0.3%)
United States	1,788.7	2,055.3	1,359.3	1,520.3	(5.6%)
Global	681.3	628.7	552.1	495.4	4.3%
Total	3,391.5	3,604.0	2,719.9	2,822.8	(2.4%)

Management’s Discussion and Analysis September 30, 2021	M-8	Stantec Inc.

	Gross Revenue		Net Revenue
	Quarter Ended Sep 30,		Quarter Ended Sep 30,
(In millions of Canadian dollars, except percentages)	2021	2020	2021	2020	Q3 21 Organic Growth (Retraction) %
Buildings	230.9	237.3	189.7	189.1	3.6%
Energy & Resources	138.9	146.8	125.1	127.1	(8.2%)
Environmental Services	217.3	198.1	160.2	144.5	2.6%
Infrastructure	324.1	333.4	256.7	254.2	2.3%
Water	257.1	262.3	201.2	201.6	3.2%
Total	1,168.3	1,177.9	932.9	916.5	1.4%

	Gross Revenue		Net Revenue
	Three Quarters Ended Sep 30,		Three Quarters Ended Sep 30,
(In millions of Canadian dollars, except percentages)	2021	2020	2021	2020	Q3 YTD 21 Organic Growth (Retraction) %
Buildings	679.8	769.1	558.5	610.0	(4.5%)
Energy & Resources	412.6	476.2	366.9	407.0	(11.5%)
Environmental Services	590.9	559.4	447.8	419.8	(0.5%)
Infrastructure	949.6	1,032.2	754.5	789.6	(1.6%)
Water	758.6	767.1	592.2	596.4	3.8%
Total	3,391.5	3,604.0	2,719.9	2,822.8	(2.4%)
Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.

Acquisition growth and organic growth contributed to overall net revenue growth in the quarter, partly offset with negative foreign exchange impacts. Year to date, acquisition growth was offset with a modest organic retraction and negative foreign exchange impacts. Strengthening market conditions in all of our geographies contributed to the overall slowing organic retraction. Without the impact of our descoped role on the TMEP, which occurred beginning January 1, 2021, we achieved organic growth of 3.3% in the quarter and a nominal year to date retraction of 0.8%.

Year to date, the gross to net revenue ratio was 1.25, falling within our targeted range of 1.25 to 1.30.
Canada
In Canada, net revenue grew by 1.6% in the quarter and remained consistent year to date.

Organic net revenue grew 1.1% in the quarter and remained consistent year to date. Without the impact of our descoped role on the TMEP, organic growth was approximately 8% in the quarter and over 5% year to date. Double-digit growth in our Buildings and Infrastructure businesses and consistent performance in our Environmental Services and Water businesses contributed to the robust organic growth. Major public projects in Healthcare and the Civic and Education sectors continue to drive growth in Buildings. Our Environmental Services business benefited from residual TMEP work. Increases in public spending in various transportation projects in Montreal and Greater Toronto area, as well as a strong housing market, contributed to overall growth in Infrastructure.

Increases in our contract backlog were primarily from healthcare-related projects in our Buildings business and power and renewables projects in our Energy & Resources business.

Management’s Discussion and Analysis September 30, 2021	M-9	Stantec Inc.

United States
In our US operations, on a constant currency basis, net revenue increased 1.2% in the quarter and decreased 3.0% year to date, reflecting consistent acquisition growth and slowing organic net revenue retraction. The weaker US dollar compared to the Canadian dollar drove a 5.3% and 7.6% reduction in net revenue in the quarter and year to date respectively, resulting in an overall net revenue reduction of 4.1% and 10.6% for the same periods.

We are seeing markets recover and positive project momentum in our US operations. This contributed to improvements in our results and a slowdown of our organic net revenue retraction to 1.8% in the quarter and 5.6% year to date. Retractions were primarily in our Buildings and Infrastructure businesses. Slower market recoveries in the commercial, airports, and hospitality sectors of our Buildings business were partly offset with increased project opportunities from the industrial and logistics, science and technology, and civic sectors. New opportunities also included several significant healthcare and education projects. Retraction in Infrastructure was primarily from the continuing wind down of certain large-scale transportation projects and the timing of client change order approvals on these projects, which tend to be more protracted for Alternative Delivery Projects, as well as slowed new opportunities while public sector clients continue to wait for US infrastructure stimulus. Partly offsetting these retractions was growth in the Mining sector resulting from higher commodity prices.

We continue to strengthen our backlog with new contract awards, particularly in our Buildings, Energy & Resources, and Infrastructure businesses.
Global
In our Global operations, net revenue grew 19.0% in the quarter and 11.4% year to date, reflecting organic and acquisition net revenue growth, partly offset with foreign exchange impacts.

Organic revenue growth was 10.6% in the quarter and 4.3% year to date, with strong performances in our Buildings, Transportation, Energy & Resources, and Water businesses. The Australia buildings business is showing a positive economic outlook with some increased opportunities from both public and private clients. Energy & Resources is benefiting from work in Mining driven by high copper prices and the lifting of pandemic-related restrictions. Transportation and Water generated continued growth, particularly in the New Zealand and UK markets.
Backlog

(In millions of Canadian dollars)	Sep 30, 2021	Dec 31, 2020
Canada	1,219.0	1,134.3
United States	2,687.4	2,449.2
Global	781.8	793.6
Total	4,688.2	4,377.1

Our contract backlog at September 30, 2021 of $4.7 billion, grew 8.1% or $357.5 million, on a constant currency basis, reflecting organic growth of 7.0%, acquisition growth of 1.1%, and representing 12 months of work. The increase in backlog is partly offset by negative foreign exchange impacts of 1.0% for a total net growth of 7.1% or $311.1 million.

We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract.

Management’s Discussion and Analysis September 30, 2021	M-10	Stantec Inc.

Major Project Awards
In Canada, major project wins in the third quarter included architecture, engineering, and sustainability services for Ontario Power Generation’s new corporate campus in Courtice, Ontario. In British Columbia, we were selected for a significant energy transition project wherein our team will conduct detailed design for a renewable diesel and hydrogen refinery. We also secured a large environmental monitoring program to support a carbon capture and storage project in central Alberta. In Toronto, we were awarded a design consulting service contract for the extension of the Waterfront East light-rail transit project, part of the City of Toronto’s priority Waterfront Transit Network expansion.

In the United States, our work supporting the Northern Colorado Water Conservancy District’s Chimney Hollow Reservoir project continued with a contract to provide engineering services during construction of one of Colorado’s largest dams. We also secured a contract to provide autonomous vehicle planning and design, infrastructure design, and management as part of the Ultimate Urban Circulator Program, a first-of-its kind program to modernize downtown Jacksonville, Florida, and expand its circulator to accommodate autonomous vehicles. Our Buildings team won several major projects across the United States. Highlights include architecture and engineering for the Franklin Science Center Renovation at Shippensburg University in Pennsylvania.

In our Global operations, key wins in the third quarter included providing mechanical and acoustics engineering services for the early works program of the Shellharbour Hospital in the Illawarra and Shoalhaven regions of New South Wales, Australia. In Latin America, we were awarded a new contract with Teck Resources Limited to continue providing management, identification, and planning of sectorial permits for the Quebrada Blanca 2 project (a copper mine) in northern Chile.

Gross Margin
In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of gross margin, refer to the Financial Performance section of our 2020 Annual Report (incorporated here by reference).

	Quarter Ended Sep 30,				Three Quarters Ended Sep 30,
	2021		2020		2021		2020
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Canada	146.9	53.5%	136.2	50.4%	432.8	53.5%	402.4	49.9%
United States	253.0	55.0%	253.5	52.9%	732.0	53.9%	807.0	53.1%
Global	107.1	53.8%	89.4	53.5%	291.9	52.9%	266.1	53.7%
Total	507.0	54.3%	479.1	52.3%	1,456.7	53.6%	1,475.5	52.3%

In the quarter, gross margin increased $27.9 million, or 5.8%, as a result of overall growth in our net revenue, partly offset with foreign exchange impacts. As a percentage of net revenue, gross margin increased 2.0% to 54.3%. Year to date, gross margin decreased $18.8 million, or 1.3%, and increased 1.3% to 53.6% as percentage of net revenue.

In Canada, gross margin increased $10.7 million to $146.9 million and increased 3.1% as a percentage of net revenue in the quarter. Year to date, gross margin increased $30.4 million to $432.8 million and increased 3.6% as a percentage of net revenue. A shift in our project mix, primarily driven by our descoped role on TMEP and increased project work in our higher-margin Buildings and Community Development businesses, contributed to the overall increase.

Gross margin in the United States remained consistent in the quarter and decreased year to date, of which approximately $13 million and $62 million, respectively, is attributed to negative foreign currency impacts. As a

Management’s Discussion and Analysis September 30, 2021	M-11	Stantec Inc.

percentage of net revenue, gross margin increased 2.1% in the quarter and 0.8% year to date, due to project performance and project mix. There has been an increase in projects with higher margins and the most significant margin expansion occurred in our Buildings business and Power and Dams sector.

Gross margin in our Global operations increased $17.7 million to $107.1 million and increased 0.3% as a percentage of net revenue in the quarter. Margin expansion was driven largely by market momentum in our UK, New Zealand and Australia businesses. Also, certain recoveries were realized in our Middle East projects. Year to date, gross margin increased $25.8 million to $291.9 million and decreased 0.8% as a percentage of net revenue due to project mix.

Administrative and Marketing Expenses
Administrative and marketing expenses increased $29.1 million and as a percentage of net revenue were 37.9% in Q3 2021 compared to 35.4% in Q3 2020. Year to date, administrative and marketing expenses increased slightly and as a percentage of net revenue were 38.1% in 2021 compared to 36.7% in 2020. Overall increases were attributed to increased business development efforts on major programs and bids (primarily in the US and UK); higher acquisition and integration costs; increased administrative labor costs; and higher share-based compensation expense, which included a revaluation impact of $5.0 million for the quarter and $14.3M year to date, due to our increased share price (54 and 53 basis points as a percentage of net revenue, respectively for the quarter and year to date).

Depreciation of Lease Assets
Depreciation of lease assets decreased $10.2 million compared to the three quarters in 2020. The decrease is primarily as a result of our 2023 Real Estate Strategy.

(Reversal) Impairment of Lease Assets
As part of the Company's 2023 Real Estate Strategy, the real estate lease portfolio was evaluated in 2020 and resulted in the approval of a formal plan to sublease certain underutilized office spaces. This change in use resulted in the recognition of impairment losses in 2020.

Prior to the execution of a sublease arrangement, payments made for variable costs on impaired office lease assets reduce estimated future cash outflows and increase the recoverable amount of the lease assets. In accordance with the accounting requirements of IAS 36 Impairment of Assets, this resulted in a $4.3 million reversal year to date of the impairments previously recognized in 2020. We expect fluctuations in our impairment adjustments until sublease arrangements are executed. As well, we continue to look for optimization opportunities in our real-estate portfolio.

Net Interest Expense
Net interest expense decreased $1.9 million in Q3 2021 and $9.5 million year to date in 2021 compared to the same periods in 2020. This was primarily driven by the repayment of the revolving credit facility in October 2020 with proceeds from the issuance of senior unsecured notes at a lower interest rate, limited draws on the revolving credit facility since that repayment, the lowering of interest rates by the Bank of Canada in response to COVID-19, and a reduction in lease interest expense as a result of lower incremental borrowing rates for lease renewals and modifications and lower lease liabilities due to a combination of payments made and our 2023 Real Estate Strategy.

Other (Income) Expenses
Continued improvements in the equity security markets resulted in an unrealized gain of $9.1 million year to date in 2021 compared to an unrealized loss of $4.5 million in the same period in 2020, on our equity securities in our investments held for self-insured liabilities. The unrealized gains and losses are non-cash adjustments and represent the fair value fluctuations in the equity markets.

Management’s Discussion and Analysis September 30, 2021	M-12	Stantec Inc.

Income Taxes
Our effective income tax rate was 20.5% in Q3 2021 and 23.0% year to date, compared to normalized rates of 29.1% in Q3 2020 and 28.8% year to date in 2020. For the quarter and year to date, the effective tax rate was reduced from our prior year rate primarily due to the implementation of certain tax strategies, the tax rate differences and mix of forecasted earnings from the foreign jurisdictions we operate in, a reduction in non-deductible expenses, and revisions of certain tax estimates. Also, as we continue to true up our tax estimates based on actual results, we are realizing beneficial adjustments.
Summary of Quarterly Results
The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

	2021			2020				2019
(In millions of Canadian dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross revenue	1,168.3	1,134.0	1,089.2	1,126.1	1,177.9	1,205.6	1,220.5	1,210.2
Net revenue	932.9	908.3	878.7	861.7	916.5	951.1	955.2	901.0
Net income from continuing operations	70.0	63.2	50.9	14.9	62.1	52.6	29.5	42.4
Net income from discontinued operations	—	—	—	1.8	—	—	10.2	—
Net income	70.0	63.2	50.9	16.7	62.1	52.6	39.7	42.4
Diluted earnings per share
Continuing operations	0.63	0.57	0.45	0.13	0.56	0.47	0.26	0.38
Discontinued operations	—	—	—	0.02	—	—	0.09	—
Total diluted earnings per share	0.63	0.57	0.45	0.15	0.56	0.47	0.35	0.38
Continuing operations
Adjusted net income (note)	80.4	69.6	56.1	67.0	69.9	57.7	54.3	52.3
Adjusted diluted EPS (note)	0.72	0.62	0.50	0.60	0.62	0.52	0.49	0.47
Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section of the 2020 Annual Report and this MD&A.
Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include dilutive options when the exercise price of the option is not in the money.

Management’s Discussion and Analysis September 30, 2021	M-13	Stantec Inc.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on net revenue:

	Q3 2021	Q2 2021	Q1 2021	Q4 2020
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Increase (decrease) in net revenue due to
Organic growth (retraction)	12.4	(8.3)	(70.5)	(39.5)
Acquisition growth	33.4	29.9	20.6	1.7
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(29.4)	(64.4)	(26.6)	(1.5)
Total net increase (decrease) in net revenue	16.4	(42.8)	(76.5)	(39.3)

We experience variability in our results of operations from quarter to quarter due to the nature of the sectors and geographic locations we operate in. Typically, in the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. The net increase in net revenue from Q3 2021 compared to Q3 2020 primarily reflects acquisition growth from revenues contributed by our acquisitions completed in the last twelve months and organic growth, partly offset by negative foreign exchange impact from the appreciation of the Canadian dollar. (See additional information on the operating results in our MD&A for each respective quarter.)

Management’s Discussion and Analysis September 30, 2021	M-14	Stantec Inc.

Statements of Financial Position
The following table highlights the major changes to assets, liabilities, and equity since December 31, 2020:

(In millions of Canadian dollars)	Sep 30, 2021	Dec 31, 2020

Total current assets	1,582.7	1,565.1
Property and equipment	230.3	240.1
Lease assets	426.0	447.0
Goodwill	1,707.3	1,673.8
Intangible assets	199.5	182.0
Net employee defined benefit asset	48.1	47.3
Deferred tax assets	46.8	42.4
Other assets	217.1	191.2
Total assets	4,457.8	4,388.9

Current portion of long-term debt	199.4	46.6
Current portion of provisions	26.6	20.5
Current portion of lease liabilities	100.7	103.6
All other current liabilities	844.4	816.5

Total current liabilities	1,171.1	987.2
Lease liabilities	482.8	526.2
Income taxes payable	8.9	10.2
Long-term debt	497.1	634.2
Provisions	112.7	107.7
Net employee defined benefit liability	76.9	91.2
Deferred tax liability	51.9	63.4
Other liabilities	44.1	39.5
Equity	2,011.8	1,928.5
Non-controlling interests	0.5	0.8
Total liabilities and equity	4,457.8	4,388.9

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets, current liabilities, and shareholders’ equity.

The carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased slightly due to the weakening US dollar relative to the Canadian dollar—from $1.27 at December 31, 2020, to $1.26 at September 30, 2021. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment decreased mainly because of depreciation expense, partly offset by additions of primarily engineering equipment and leasehold improvements. Goodwill and intangible assets increased primarily from the acquisition of GTA, Engenium, and Paleo. Intangible assets also increased as a result of software additions, offset by amortization. Lease assets decreased as a result of depreciation, partly offset by additions, lease modifications, and the reversal of impairment. Other assets increased mainly as a result of increases in investments held for self-insured liabilities, including unrealized fair value gains, and holdbacks on long-term contracts.

Total current and long-term portions of long-term debt increased $15.7 million due primarily to an increase in notes payable related to the acquisition of GTA, Engenium, and Paleo and software financing obligations. The increases were partly offset by repayments made. Total current and long-term portions of lease liabilities decreased $46.3 million due to lease payments made, partly offset by additions, modifications, and interest accretion.

Management’s Discussion and Analysis September 30, 2021	M-15	Stantec Inc.

Net employee defined benefit liability decreased $14.3 million, and net employee defined benefit asset increased $0.8 million for a combined net decrease in employee benefit obligations of $15.1 million. The decrease was primarily due to contributions made to the defined benefit pension plans and a reclassification of the current portion of certain end-of-employment benefit plans to trade and other payables.
Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $600 million subject to approval), our $310 million senior term loan, proceeds from the $300 million private placement of our senior unsecured notes, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We expect our internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table summarizes working capital information at September 30, 2021, compared to December 31, 2020:

(In millions of Canadian dollars, except ratios)	Sep 30, 2021	Dec 31, 2020
Current assets	1,582.7	1,565.1
Current liabilities	1,171.1	987.2
Working capital (note)	411.6	577.9
Current ratio (note)	1.35	1.59
Note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of the 2020 Annual Report and this MD&A.

The carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased slightly due to the weakening of the US dollar relative to the Canadian dollar. Other factors that impacted our current assets and liabilities are indicated below.

Current assets increased primarily because of a collective net increase of $89.3 million in trade and other receivables, unbilled receivables, and contract assets and partly offset by a decrease in cash and deposits of $63.0 million (explained in the Cash Flows section of this MD&A).
•Our continued focus and effort on collection activities contributed to a DSO, defined in the Definition section of our 2020 Annual Report, of 81 days at September 30, 2021, a 6 day increase from December 31, 2020, and a 1 day decrease compared to 82 days at September 30, 2020. The increase in DSO is timing-driven.
•Total trade receivables aged greater than 31 days improved from December 31, 2020, with slight movements between aging categories and the highest balance as a percentage of total trade receivables in the 30-days or less category. This is a reflection of consistent collection efforts.
Current liabilities increased primarily as a result of increases in the current portion of long-term debt of $152.8 million, largely because Tranche B of our senior term loan became current during the period, bank indebtedness (explained in the Cash Flows section of this MD&A), and other liabilities related to higher share-based compensation liabilities. Subsequent to September 30, 2021, we have reached an agreement to extend the maturity term of our Tranche B facility from June 27, 2022 to October 29, 2024 (M-21).

Management’s Discussion and Analysis September 30, 2021	M-16	Stantec Inc.

Cash Flows
Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Sep 30,
	Continuing Operations			Discontinued Operations			Total
(In millions of Canadian dollars)	2021	2020	Change	2021	2020	Change	2021	2020	Change
Cash flows from (used in) operating activities	101.0	163.8	(62.8)	—	(0.2)	0.2	101.0	163.6	(62.6)
Cash flows used in investing activities	(27.7)	(12.8)	(14.9)	—	—	—	(27.7)	(12.8)	(14.9)
Cash flows used in financing activities	(71.3)	(215.4)	144.1	—	—	—	(71.3)	(215.4)	144.1

	Three Quarters Ended Sep 30,
	Continuing Operations			Discontinued Operations			Total
(In millions of Canadian dollars)	2021	2020	Change	2021	2020	Change	2021	2020	Change
Cash flows from operating activities	234.9	369.9	(135.0)	—	1.3	(1.3)	234.9	371.2	(136.3)
Cash flows used in investing activities	(81.6)	(44.6)	(37.0)	—	—	—	(81.6)	(44.6)	(37.0)
Cash flows used in financing activities	(220.6)	(340.0)	119.4	—	—	—	(220.6)	(340.0)	119.4

Cash Flows From Operating Activities
Operating cash flows from continuing operations for the year to date were $234.9 million, which decreased $135.0 million compared to 2020, reflecting the impact of the year-over-year change in revenues and corresponding cash receipts, including the significant effects of foreign exchange. This was partially offset by a decrease in cash paid to suppliers and employees due to the timing of various payments, lower activities, lower interest expense, and the impact of foreign exchange. As well, operating cash flows for the same period last year benefited from the deferral of $27.0 million in income tax and other tax payments, which resulted from various pandemic relief programs.

Cash Flows Used in Investing Activities
Cash flows used in investing activities were $81.6 million, a $37.0 million increase in the use of cash year to date compared to 2020. This was due primarily to the acquisition of GTA, Engenium, and Paleo for aggregate net cash consideration of $38.3 million and an increase in the purchase of property and equipment of $8.8 million, partly offset by an $8.2 million reduction in cash used to purchase investments held for self-insured liabilities.

Cash Flows Used in Financing Activities
Cash flows used in financing activities were $220.6 million year to date, a $119.4 million decrease compared to 2020 primarily because 2020 included a net repayment of our revolving credit facility of $172.0 million. This was offset by lower cash proceeds from share capital issuance of $19.6 million, higher share repurchases for cancellation of $17.3 million and increases in repayments for notes payable and software financing obligations.

Capital Management
Our objective in managing our capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (trailing twelve months) of 1.0x to 2.0x. At September 30, 2021, our net debt to adjusted EBITDA was 0.8x, falling

Management’s Discussion and Analysis September 30, 2021	M-17	Stantec Inc.

below our stated internal guideline and consistent with our overall approach to capital allocation. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	Sep 30, 2021	Dec 31, 2020
Current and non-current portion of long-term debt	696.5	680.8
Less: cash and deposits	(226.5)	(289.5)
Bank indebtedness	14.2	4.7
Net debt	484.2	396.0
Shareholders' equity	2,011.8	1,928.5
Total capital managed	2,496.0	2,324.5
Trailing twelve months adjusted EBITDA from continuing operations (note)	570.2	578.9
Net debt to adjusted EBITDA ratio (note)	0.8	0.7
See the Definitions section of the 2020 Annual Report and this MD&A for our discussion of non-IFRS measures used.

Stantec has senior unsecured notes of $300 million outstanding and syndicated credit facilities consisting of a senior revolving credit facility of a maximum of $800 million, a $310 million term loan in two tranches, and access to additional funds of $600 million through an accordion feature. Subsequent to September 30, 2021, we reached an agreement to amend our syndicated credit facility agreements to include sustainability-linked metrics and extend the maturity dates (see discussion on M-21).

We are required to comply with certain covenants as part of our syndicated credit facilities and notes. The key financial covenants include, but are not limited to, a leverage ratio and an interest coverage ratio (as defined by our credit facilities agreement and set forth in the Definition section of our 2020 Annual Report).

At September 30, 2021, $779.8 million was available in our revolving credit facility for future activities, and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended September 30, 2021.

Shareholders’ Equity
Shareholders’ equity increased $83.3 million from December 31, 2020. Net income of $184.1 million earned in the first three quarters of 2021 and $35.5 million for share options exercised for cash increased shareholders' equity. These increases were partly offset by a comprehensive loss of $34.1 million primarily related to the exchange difference on translation of our foreign subsidiaries, $50.7 million in shares repurchased under our Normal Course Issuer Bid (NCIB), and $55.1 million in dividends declared.

Our NCIB on the TSX was renewed on November 12, 2020, enabling us to repurchase up to 5,605,224 of our common shares during the period November 16, 2020, to November 15, 2021. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 939,482 common shares for an aggregated price of $50.7 million during the first three quarters of 2021, compared to the repurchase of 846,171 common shares for an aggregated price of $31.4 million in the same period of 2020.

Management’s Discussion and Analysis September 30, 2021	M-18	Stantec Inc.

Other
Outstanding Share Data
At September 30, 2021, 111,158,576 common shares and 1,023,181 share options were outstanding. From October 1, 2021, to November 3, 2021, 27,681 share options were exercised, and no share options were forfeited. At November 3, 2021, 111,186,257 common shares and 995,500 share options were outstanding.

Contractual Obligations
The nature and extent of our contractual obligations did not change materially from those described in the contractual obligations section of our 2020 Annual Report (incorporated here by reference). Management believes sufficient liquidity is available to meet our contractual obligations as at September 30, 2021.

Off-Balance Sheet Arrangements
The nature and extent of our off-balance sheet arrangements did not change materially from those described in the off-balance sheet arrangements section from those described in our 2020 Annual Report (incorporated here by reference).

Financial Instruments and Market Risk
At September 30, 2021, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2020 Annual Report (incorporated here by reference).

We continue to hold an interest rate swap to hedge the interest rate variability on Tranche C of our term loan. The agreement matures on June 27, 2023 and has the effect of converting the variable interest rate associated with $160 million of our term loan into a fixed interest rate of 2.295% plus an applicable basis points spread.

We had also entered into foreign currency forward contracts to purchase USD$117.5 million for CAD$149.8 million equivalent on the trade date. These contracts were entered to mitigate the risk of foreign currency fluctuations.

Related-Party Transactions
Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 34 of our audited consolidated financial statements for the year ended December 31, 2020 (included in our 2020 Annual Report and incorporated here by reference). At September 30, 2021, the nature and extent of these transactions were not materially different from those disclosed in the 2020 Annual Report.
Critical Accounting Estimates, Developments, and Measures
Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

There has been no significant change in our critical accounting estimates in Q3 2021 from those described in our 2020 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2020, audited consolidated financial statements (incorporated here by reference), which included considerations for the impacts of the continuing COVID-19 pandemic. As there remains a great deal of uncertainty as to the pace of economic recovery from the disruption caused by the pandemic, we will continue to monitor the impact of the pandemic on our operations and financial position. Actual results could differ from estimates.

Management’s Discussion and Analysis September 30, 2021	M-19	Stantec Inc.

Definition of Non-IFRS Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, EBITDA, net debt to adjusted EBITDA, adjusted return on invested capital (ROIC), days sales outstanding (DSO), leverage ratio, interest coverage ratio, free cash flow, adjusted EBITDA, adjusted net income, and adjusted earnings per share (EPS). These non-IFRS measures may not be comparable to similar measures presented by other companies.

For the three quarters ended September 30, 2021, there has been no significant change in our description of non-IFRS measures from that included in our 2020 Annual Report in the Critical Accounting Estimates, Developments, and Measures section (incorporated here by reference).

A reconciliation of non-IFRS measures to their closest respective IFRS measures is provided on M-6 of this MD&A.

Recent Accounting Pronouncements
Certain amendments disclosed in note 6 of our 2020 audited consolidated financial statements (incorporated by reference) had an effective date of January 1, 2021, but did not have an impact on the consolidated financial statements or accounting policies for the three quarters ended September 30, 2021.

Changes in Accounting Policies
Effective January 1, 2021, we revised our accounting policy to present the consolidated statement of cash flows using the indirect method, a change from the direct method previously applied. This change is further described in note 3 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2021 (incorporated here by reference).

Future Adoptions
Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 3 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2021, and note 6 of our 2020 audited consolidated financial statements (incorporated here by reference).
Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on the evaluation, our CEO and CFO concluded that our disclosure controls and procedures were ineffective due to the existence of an unremediated material weakness in our internal control over financial reporting related to transactional revenue controls (Transactional Revenue Controls) over the completeness and measurement of revenues and the related unbilled receivables, contract assets, and deferred revenue, including controls with respect to the review and approval of contract information as it is being entered into the accounting system. The material weakness identified in our internal control over financial reporting was identified in Q4 2020 and is described more fully in the Controls and Procedures section of our 2020 Annual Report.

Changes in Internal Controls over Financial Reporting
As discussed above, we first identified a material weakness in our internal control over financial reporting related to transactional revenue controls in Q4 2020. In response to the identification of this material weakness, we took immediate action to remediate it, and, to that end, new and improved Transactional Revenue Controls were designed and implemented as of November 15, 2020. Management continued to remediate the design of these new controls

Management’s Discussion and Analysis September 30, 2021	M-20	Stantec Inc.

and monitored and evaluated their design effectiveness in the first half of 2021, and commenced testing of these controls in the third quarter of 2021. The weakness will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Management has concluded that the weakness did not result in any misstatements or adjustments in the Company's unaudited interim consolidated financial statements for the three quarters ended September 30, 2021.

There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors
For the three quarters ended September 30, 2021, there has been no significant change in our risk factors from those described in our 2020 Annual Report (incorporated here by reference).

Subsequent Events
Acquisitions
Cardno
On October 21, 2021, we entered into the Cardno Acquisition, wherein we agreed to acquire the North America and Asia Pacific engineering and consulting groups of Cardno and is expected to add 2,750 people. Under the terms of the agreement, Stantec will acquire the Select Assets for aggregate cash consideration of US$500 million ($620 million), subject to possible price adjustments for final delivered values of net working capital and net debt relative to estimated amounts. The acquisition will be funded with existing funds and credit facilities, and is expected to close before the end of 2021.

Driven by Values
On November 1, 2021, we completed the acquisition of Driven by Values, a 28-person firm based in the Netherlands. The firm specializes in energy transition and will further strengthen our Global Energy & Resources operations.

Revolving credit facilities and term loan
On October 29, 2021, we amended our agreement to include sustainability-linked metrics and extend the maturity dates of the $800 million revolving credit facility from June 27, 2024 to October 29, 2026, $150 million tranche B of the term loan from June 27, 2022 to October 29, 2024, and $160 million tranche C of the term loan from June 27, 2023 to October 29, 2026.

Dividends
On November 3, 2021, our Board of Directors declared a dividend of $0.165 per share, payable on January 18, 2022, to shareholders of record on December 31, 2021.

Management’s Discussion and Analysis September 30, 2021	M-21	Stantec Inc.

Caution Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2021 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:
•Our aim to achieve our goals as set out in the Business Model and Strategy Plan of the 2020 Annual Report;
•Our expectations regarding the impact of the acquisition of the Select Assets of Cardno on Stantec's future market position;
•Our expectation that we will be compliant with the US Federal Government vaccine mandate by December 8, 2021;
•Our expectations that we are on track to meet our 2021 target of incremental earnings of $0.10 per share;
•Our financial targets for 2021, namely:
◦Adjusted EBITDA to be in the range of 15.0% to 16.0%;
◦Adjusted net income to drive to a margin of 6.8% or greater;
◦Adjusted diluted EPS year over year growth to be in the range of 4% to 7%;
◦Adjusted ROIC to drive a target of 10.0% or greater;
◦Assumed an average value for the US dollar to be $1.22 and for the GBP to be $1.72 for the remainder of the year;
•Our expectations in the Outlook section:
◦Our assumption of a continued gradual global recovery from the COVID-19 pandemic;
◦Our business continuing to demonstrate resilience for the balance of 2021;
◦Organic net revenue growth in 2021 being in the range of 1% to 5%;
◦Effective tax rate (without discrete transactions) being in the range of 22.0% to 23.0%;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section, based in part on the design of our business model; and
•Our expectations in the Critical Accounting Estimates, Developments and Measures section.
These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-

Management’s Discussion and Analysis September 30, 2021	M-22	Stantec Inc.

looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three quarters ended September 30, 2021, there has been no significant change in our risk factors from those described in our 2020 Annual Report (incorporated here by reference).

Assumptions
In determining our forward-looking statements, we consider material factors, including assumptions about the performance of Canadian, US, and various international economies and their effect on our business. We have revised certain annual targets, other expectations, and outlook for 2021, previously included in our 2020 Annual
Report. The assumptions we made at the time of publishing our annual targets and outlook for 2021 are listed in the Cautionary Note Regarding Forward-Looking Statements section of our 2020 Annual Report (incorporated here by reference). The following information updates and therefore supersedes those assumptions.
•In our 2020 Annual Report, our outlook forecast assumed that the Canadian dollar would strengthen compared to the US dollar and a weaken compared to the British pound. In the first three quarters of 2021, the average US dollar decreased from $1.36 (US$0.74) reported in 2020 to $1.22 (US$0.82) and the average British pound increased slightly from $1.72 (£0.58) reported in 2020 to $1.73 (£0.58).
•Our effective income tax rate, without discrete transactions, is expected to be in the range of 22.0% to 23.0%, a change from our previously projected 2021 effective tax range of 27% to 28%.
•The Canadian unemployment rate—8.9% at the end of 2020—improved to 6.9% as of September 2021 and is expected to further improve in 2021 as COVID-related restrictions gradually ease. In the United States, the unemployment rate—6.7% at the end of 2020 improved to 4.8% as of September 2021 and is expected to improve further in 2021.
•In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2021 was expected to be comparable to 2020 at 1.38 million. This has since been revised to 1.55 million at September 2021, an expected increase of approximately 12% over 2020, reflecting a solid residential real estate market. In Canada, the number of total housing starts was forecasted to improve in 2021 by greater than 30% compared to 2020. Through Q3 2021, new housing construction in Canada increased 30% over Q3 2020 reflecting the anticipated strong residential real estate market.
•The American Institute of Architects ABI (architectural billing index) has risen to 56.6 as of September 2021 from 42.6 at the end of 2020, reflecting a steady turn-around across all US geographies and most business sectors.
The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of November 3, 2021, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2021, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis September 30, 2021	M-23	Stantec Inc.